Exhibit 99.1

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This is a translation into English of the deed of amendment to the articles of association of a public limited liability company under Dutch law. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
INFLARX N.V.

On this, the [twenty-third day of April] two thousand and twenty-six, appeared before me, Paul Cornelis Simon van der Bijl, civil law notary in Amsterdam:
[ND employee, under proxy], working at the offices of NautaDutilh N.V. located at Beethovenstraat 400, 1082 PR Amsterdam.
The person appearing before me declared that the general meeting of shareholders of InflaRx N.V., a public limited liability company (naamloze vennootschap) under Dutch law, having its corporate seat in Amsterdam, the Netherlands (address: Winzerlaer Strasse 2, 07745 Jena, Germany, trade register number: 68904312) (the “Company”), held at Amsterdam, the Netherlands, on the [twenty-third day of April] two thousand and twenty-six has resolved to partially amend the Company’s articles of association (the “Articles of Association”).
The Articles of Association were most recently amended by a deed executed on the twenty-fourth day of April two thousand and twenty-five before a deputy of Paul Cornelis Simon van der Bijl, aforementioned civil law notary.
Further to this resolution the person appearing stated that the Articles of Association are amended as follows:
I.          Article 4 paragraph 1 will be:
“4.1	The Company’s authorised share capital amounts to forty-three million three hundred and seventy-five thousand two hundred euro (EUR 43,375,200.00).”.
II.          Article 4 paragraph 2 will be:
“4.2	The authorised share capital is divided into:
a.	one hundred and eighty million seven hundred and thirty thousand (180,730,000) ordinary shares; and
b.	one hundred and eighty million seven hundred and thirty thousand (180,730,000) preferred shares, each having a nominal value of twelve eurocents (EUR 0.12).”.
III.	A new article 34 will be inserted after article 33. The new article 34 shall come to read as follows:
“TRANSITIONAL PROVISION
ARTICLE 34
Upon the aggregate nominal value of the ordinary shares comprised in Company’s issued share capital increasing to an amount of at least eighteen million two hundred and seventy-five thousand one hundred and forty-two euro (EUR 18,275,142.00):

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a.
the Company’s authorised share capital described in Article 4.1 shall immediately and automatically increase to an amount of ninety-one million three hundred and seventy-five thousand seven hundred and ten euro (EUR 91,375,710.00); and

b.	the composition of the authorised share capital described in Article 4.2 shall immediately and automatically be adjusted, such that the authorised share capital shall be divided into:
a.	three hundred and eighty million seven hundred and thirty-two thousand one hundred and twenty-five (380,732,125) ordinary shares; and
b.	three hundred and eighty million seven hundred and thirty-two thousand one hundred and twenty-five (380,732,125) preferred shares, each having a nominal value of twelve eurocents (EUR 0.12).
This Article 34 shall lapse and shall no longer form part of these articles of association at the moment immediately after the increase of the Company’s issued share capital as described in the first sentence of this Article 34 shall have become effective.”.
FINAL STATEMENTS
Finally, the person appearing declared:
A.
that the Company’s issued capital amounts to eight million six hundred and seventy-five thousand one hundred and forty-three euro and eight eurocent (EUR 8,675,143.08), divided into seventy-two million two hundred and ninety-two thousand eight hundred and fifty-nine (72,292,859) ordinary shares, with a nominal value of twelve eurocent (EUR 0.12) each; and

B.	that the person appearing has been authorised by the abovementioned general meeting of shareholders to execute this deed.
The person appearing is known to me, civil law notary.
This Deed was executed in Amsterdam on the date mentioned in its heading.
After I, civil law notary, had conveyed and explained the contents of the deed in substance to the person appearing, the person appearing declared to have taken note of the contents of the deed, to be in agreement with the contents and not to wish them to be read out in full. Following a partial reading, the deed was signed by the person appearing and by me, civil law notary.